As Filed With The Securities And Exchange Commission On December 23, 1999

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 10-SB

                        GENERAL FORM FOR REGISTRATION OF
                      SECURITIES OF SMALL BUSINESS ISSUERS
       Under Section 12(b) or (g) of The Securities Exchange Act of 1934

                       INTERACTIVE TECHNOLOGIES.COM, LTD.
              (Exact name of Small Business Issuer in its charter)

           Delaware                                       06-1460654
(State or other jurisdiction of              (I.R.S.Employer Identification No.)
incorporation or organization)

11336 Wiles Road, Coral Springs, Florida                    33076
(Address of principal executive offices)                  (Zip Code)

      (954) 340-1240
(Issuer's telephone number)

                                   Copies to:

                             Steven D. Dreyer, Esq.
                     Hall Dickler Kent Friedman & Wood, LLP
                                909 Third Avenue
                            New York, New York 10022
                                 (212) 339-5400
                               Fax: (212) 935-3121

     Securities to be registered pursuant to Section 12(b) of the Act: None

        Securities to be registered pursuant to Section 12(g) of the Act:

                          Common Stock, $.001 Par Value
                                (Title of Class)

                                     PART I

Item 1. Description of Business

                                CORPORATE HISTORY

      Prior to February 26, 1999, Interactive Technologies.com, Ltd. (the "Company"), a Delaware corporation, was known as Interfund Resources, Ltd. On February 26, 1999, the name of the Company was changed to Interactive Technologies.com, Ltd. in connection with a reverse acquisition consummated on that date by which the shareholders of Ubuy.Com, Ltd., Web Classified.Net, Inc., Integrated Merchant Services, Inc. and United Interactive Technologies, Inc., each of which is described below, exchanged 80% of the shares of the capital stock of each of those corporations for 89.5% of the Company's Common Stock (the "Reverse Acquisition"). On June 30,1999 the Company acquired 100% of the outstanding shares of Express Financial Corp. (see below).

                                    BUSINESS

The Company and Its Subsidiaries

      The Company conducts business through each of the following wholly owned subsidiaries:

      o Ubuy.Com, Ltd. ("Ubuy"), a Delaware corporation which offers an ever-expanding portfolio of benefits and services that provide privileged access to goods and services to companies, businesses, fund raising organizations, large associations, affinity groups, their members and customers. Through its agreements, Ubuy has access to over 1,500 Organizations having a total membership/employment base in excess of 14,000,000 households and 500,000 businesses.

      o United Interactive Technologies, Inc. ("United Interactive"), a Delaware corporation, serves as a provider of mass-scale web site hosting, high-speed Internet access, secure virtual private networks and Internet electronic commerce solutions to its sister subsidiaries and others through the Internet Network Access Point ("NAP") that it operates in Florida.

      o Integrated Merchant Services, Inc. ("IMS"), a Delaware corporation which provides Visa and MasterCard network credit card processing, check and debit card processing as well as credit card gateway services for Internet e-commerce credit card transactions.

      o Web Classified.net, Inc. ("Web Classified"), a Delaware corporation which provides to businesses, through its dynamic database driven Web site generation application, the ability to quickly and inexpensively generate three-page Web sites which are indexed at a Yellow Pages directory and registered with the top five Internet search engines.

      o Express Financial Corp. ("Express Financial"), a Florida corporation which is a licensed mortgage lender located in Florida, and which provides online mortgage lending services through the "Net Branch" it maintains at www.efcol.com.

Ubuy's Business

      Ubuy is a membership based consumer and business benefit and service company. Ubuy offers more than 30 different benefit and service programs which include home shopping, travel, automobile, dining, health, discount coupon, investment, other lifestyle enhancement programs, as well as a variety of business benefits and services. All of the Ubuy benefits and services are accessible via the Internet. Ubuy packages benefits and services which are either provided directly by it or by third party providers into programs and it offers these programs principally to affinity groups (trade group and professional associations), businesses and charitable organizations which in turn make Ubuy's programs available to their members, employees and/or customers. To a lesser degree, Ubuy markets its programs directly to individual consumers and businesses. The key to Ubuy's marketing strategy is that its programs are "value added." This is due to the fact that the members of participating affinity groups or the customers of participating businesses obtain access to Ubuy's programs as part of their membership dues or in conjunction with a purchased product or service. All fees associated with membership in Ubuy's programs are paid directly by the participating affinity group or business. Through Ubuy's numerous long standing relationships and its bulk purchasing capabilities it is able to provide an ever expanding portfolio of benefits and services that offer privileged access to goods and services with tremendous buying power for Ubuy's members. Such goods include hundreds of thousands of name brand items and products. Since the commencement of Ubuy's business operations in 1990, it has established relationships with over 1,500 affinity groups with combined memberships in excess of 14 million households and 500,000 businesses. On average, Ubuy's consumer programs offer participants $2,500 or more in annual savings, and its business programs can save participating companies $4,000 or more annually.

      Ubuy derives its revenues from the up-front enrollment fees that it charges its clients, and from utilization fees paid by many of the program benefits and service providers who provide goods and services to the members of Ubuy's clients who enroll in such programs. The pricing of Ubuy's programs range from free to $4.95 per month per member. The costs to Ubuy's clients are based upon the type of program designed for the client. Ubuy's gross revenues and its net income before income tax and minority interest during each of the periods described below were, as follows:

                             Years Ended December 31,   Nine Months Ended September 30,
                             ------------------------   -------------------------------
                                 1997          1998           1998              1999
                                 ----          ----           ----              ----
Gross Revenues ............  $2,882,085    $3,416,821      $2,404,243       $3,706,254

Net Income Before Income
Tax and Minority Interest .  $1,395,780    $2,047,005      $  819,284       $1,537,852

Ubuy's Target Markets

      Each of Ubuy's five primary customer markets are:

      o     Consumers
      o     Merchants and local retailers
      o     Charitable, neighborhood and alumni organizations
      o     Affinity groups and associations
      o     Telecommunications companies

      Ubuy's five primary benefit programs are:

      o     Consumer benefits and services
      o     Business and employee benefits
      o     Fund raising benefits
      o     Value-added benefits
      o     Internet Portal programs

One of Ubuy's customers, RRV Enterprises, Inc., was responsible for 62% of Ubuy's revenues in 1997, 42% of such revenues in 1998, and 72% of such revenues during the three months ended March 31, 1999.

Ubuy's Marketing

Ubuy has historically focused its marketing activities almost exclusively through trade shows. However, it has begun adding, as a new marketing channel, a direct sales force of marketing agents drawn from the pool of independent agents that work for several of the telecommunications companies who participate as providers in Ubuy's benefits programs.

The Ubuy's Web Site

The Ubuy.Com web site is available to members of those affinity groups who have contracted to make Ubuy's programs available to their members, and is accessible through either a link on the affinity group's web site or by logging on directly to the Ubuy.Com home page. Members can access program benefits and services by clicking the appropriate buttons which appear on pages of the web site.

Ubuy's New Join Us OnLine Internet Portal

Ubuy's newest benefits distribution channel is its JoinUsOnline.com Internet portal site. It will be available to members of participating affinity groups and businesses as well as non-members who would like to purchase Ubuy's programs. The key to JoinUsOnline is that, in addition to providing a link to Ubuy's programs, JoinUsOnline also acts as a portal which Ubuy anticipates will include direct links to some of the largest companies engaged in e-commerce. Members utilizing JoinUsOnline will be able to purchase goods and services offered by participating companies by accessing their web sites through the JoinUsOnline portal.

Ubuy has already leased three of its JoinUsOnline portal links to one of the world's largest providers of on-line products and services, pursuant to an agreement which provides Ubuy with both periodic lease income, and a revenue stream which is based upon a percentage of the sales generated through those portal links.

Ubuy anticipates that many of its portal links will be leased on a similar basis to providers of the following products and services:

o Dial Up Internet Access       o Personal Financial Services   o New Car Buying
o Travel Services               o Mortgage Loans                o Online Stock Trading
o Automobile Rental             o Real Estate Services          o CD's and Tapes
o Moving Services               o Telephone Services            o Auctions
o Consumer and Health Services  o Classified Advertising        o Fund Raising
o Personal Web Pages            o WebClassified.net             o Merchant Accounts

Ubuy's Competition

      The membership benefits and service industry serves a market of consumers and businesses nationwide. Benefits companies have traditionally marketed their benefits programs via direct sales, credit card issuers, airline services, oil companies, banking institutions, and most recently Internet web sales. The majority of customers for these programs are considered to be consumers, with a small percentage of small business owners. Individual benefit and service program offerings vary dramatically from Company to Company. Ubuy's major competitors are The Signature Group and Cendant Corp.

      The Signature Group commenced operations in 1966 and has estimated annual revenues of more than $900 million. They sell their benefit and service programs exclusively to end-users, i.e., consumers, who pay annual membership fees. These membership fees represent a small segment of the potential annual revenues which The Signature Group can derive from a consumer because additional benefit program offerings, at additional costs over the basic membership fee are available to the consumer. Some examples of these additional programs are health, dental, vision, pharmacy and chiropractic programs. Therefore the annual savings that Signature Group members can receive can vary dramatically depending on the programs in which they enroll. The Signature Group markets its various benefits to a community of banks, oil companies and retailers through telemarketing, as well as to a more general consumer market via the Internet.

      Cendant Corp. offers 20 individual membership programs, has annual revenues exceeding $5 billion and claims to have access to over 30 million customers. It derives most of its earnings from the $69.00 annual membership fee that it charges its customers. Cendant has a multi-tiered membership fee that starts at $69.00 and increases depending on the benefits selected. As in the case of The Signature Group, the actual saving to the end-user varies depending on the consumer programs in which the end-user chooses to participate. Like The Signature Group, Cendant's marketing focus consists mainly of telemarketing through credit card companies, oil companies and retailers. Cendant is in the process of establishing a marketing presence on the Internet, but does not currently market via the Internet.

      Ubuy's most important competitors have longer operating histories, larger client bases, longer relationships with clients, greater brand or name recognition and significantly greater financial, technical, marketing and public relations resources than we possess. However, Ubuy believes that it provides one of the most comprehensive benefits and service programs that the industry affords, and that one factor which separates Ubuy from its competition and provides it with a significant competitive advantage over them is that the members of Ubuy's client organizations pay no membership fee to Ubuy.

Ubuy's Employees

      Ubuy currently has nine employees. None of its employees is represented by a labor union and Ubuy believes its employee relations are excellent.

United Interactive's Business

      United Interactive is an Internet service solution provider, committed to end-user satisfaction through exceptional customer service and technical support. United Interactive specializes in the development and implementation of Internet technologies that enable next generation mass Web site hosting and electronic commerce ("e-commerce") Internet business to business and business to consumer solutions, throughout the range of small, mid-market and enterprise level applications. United Interactive's management believes that United Interactive is one of the world's leading providers of mass scale web site hosting, high-speed Internet access, virtual private networks and e-commerce solutions. United Interactive conducts its operations at Florida's only Internet Network Access Point ("NAP") - one of only seven NAPs located in the continental United States. United Interactive is responsible for the creation of the e-commerce and software development strategies employed by the Company's subsidiaries, and by hundreds of other United Interactive client companies.

      United Interactive's business activities generate revenues in the form of development fees, residual hosting fees and royalty fees. The pricing of United Interactive's various product and service offerings is based upon the time, effort and resources United Interactive utilizes for each project. Most of the projects United Interactive works on will have a long term effect on its revenues, as most the fees it receives consist of a combination of project development fees, coupled with residual royalty fees paid by the users of the products it creates. United Interactive's gross revenues and its net loss before application of the minority interest during each of the periods described below were, as follows:

                                         Years Ended December 31,   Nine Months Ended September 30,
                                         ------------------------   -------------------------------
                                             1997          1998           1998             1999
                                             ----          ----           ----             ----
Gross Revenues ......................     $ 28,390     $  89,259       $  54,948       $ 123,109

Net (Loss) Before Minority Interest .     $(75,581)    $(265,661)      $(165,298)      $(255,924)

United Interactive's Target Markets and Marketing

      United Interactive's three primary customer markets are small to mid size companies, affinity groups and associations and the Company's subsidiaries. United Interactive markets through resellers and the Company's majority owned companies and its subsidiaries and has most recently started marketing through trade shows. United Interactive receives numerous customers from Company referrals and leads.

United Interactive's Competition

      The principal competitive factors affecting the market for United Interactive's products include product features, product performance and ease of use, pricing and support. United Interactive's competitors include companies with established positions in Internet hosting, e-commerce, software development, and Internet marketing. As a result, such companies may be able to adapt more quickly to new or emerging technologies and changes in customer requirements or to devote greater resources to the promotion and sale of their products. Competition could increase as new companies enter the market, and as existing competitors intensify growth.

      United Interactive competes with major Internet web site hosting companies, e-commerce web site hosting companies, and Internet e-commerce merchant credit card processing companies that market to small, mid-size businesses and corporations. As ranked by Cnet, the most significant competitors in these markets are Verio, Inc. and Concentric Network Corporation.

      Verio, Inc. is a national provider of Internet services to small and medium sized businesses. Verio provides its customers with the telecommunications circuits that permit Internet access and also hosts their web sites. For the nine months ended 9/30/99, revenues totaled $185.4 million, up from $83.5 million. Net loss before extraordinary item and applicable to Common rose 76% to $137.5 million. Results reflect acquisitions, offset by increased amortization.

      Concentric provides tailored, value-added Internet Protocol based network services for enterprises and consumers. Services include dedicated access facilities, Web hosting, remote access services and virtual private networks. For the nine months ended 9/99, revenues rose 75% to $101.2 million. Net loss before extraordinary item applicable to Common rose 11% to $78.9 million. Results reflect acquisitions and broadened product offerings, offset by expenses related to acquired operations.

      United Interactive competes in a relatively young and rapidly growing marketplace, and are currently unaware of any competitor with any similar combination of their technology, affinity group consumer base, and merchant credit card affiliations.

United Interactive's Employees

      United Interactive currently has 10 employees. None of its employees is represented by a labor union and United Interactive believes its employee relations are excellent.

IMS's Business

      IMS is a merchant services company which provides Visa and MasterCard account processing, check and debit card processing as well as credit card gateway services for Internet e-commerce credit card transactions.. In the emerging market sectors which include business to business sales, government purchasing cards and the explosive growth of Internet e-commerce, credit card usage is at its all time high. Furthermore, in the opinion of IMS's management, ATM usage and Visa check cards are changing the way traditional banking is performed. In order to compete with vertical market Internet e-commerce companies, storefront merchants are reinventing themselves by building e-commerce web sites. This phenomenon has created an emerging market for secure real-time transaction processing. Every day, more and more consumers are becoming more comfortable with the concept of using their credit card accounts to purchase products from e-commerce companies over the Internet. A business relationship with a merchant services company such as IMS has become essential to any business's ability to compete in the business to business and business to consumer market places. In addition to providing merchant processing, IMS also serves as a supplier of a large variety of industry related products and services, such as credit card terminals, ATM machines, PC software, Internet shopping cart solutions, Internet secure transaction encryption, private label debit and gift card issuance, as well as frequency and redemption card reporting. IMS is committed to retaining the diversification of services it currently provides as it strives to become one of the leading full service processors in the Bankcard industry.

      IMS has entered into a long-term contract for the provision of credit card account processing services with a commercial bank possessing approximately 100 branch locations, and it recently consummated the acquisition of a bank credit card account portfolio encompassing approximately $150 million in annual credit card transaction volume.

      IMS's gross revenues and its net income (loss) before income tax and minority interest during each of the periods described below were, as follows:

                                 Years Ended December 31,      Nine Months Ended September 30,
                                 ------------------------      -------------------------------
                                     1997         1998            1998                 1999
                                     ----         ----            ----                 ----
Gross Revenues ................   $ 388,162    $ 548,166       $ 375,793            $ 391,800

Net Income (Loss) Before Income
Tax and Minority  Interest ....   $ (33,143)   $   7,443       $ (31,599)           $ (17,565)

IMS's Target Markets and Marketing

      IMS's three primary customer markets are small to mid size companies, Internet merchants and home based businesses. IMS employs special pricing programs which are designed to increase its market share. IMS currently supports a local sales force, and it intends to increase its sales volume by building, in conjunction with the Company and its other subsidiaries, and supporting a national sales force 1,000 representatives. IMS plans to increase its market share by taking advantage of the synergies that the Company and its other subsidiaries can provide by giving IMS access to their various association clients and customers and the members of such associations. However, no assurances can be given that IMS will be successful in regard to any of the foregoing plans.

IMS's Competition

      The electronic transaction processing industry is intensely competitive. Increased competition is likely from both existing competitors and new entrants into IMS's existing or future markets. IMS believes there are low barriers to entry in its markets. IMS may not be able to compete successfully as other companies develop new products and services, change prices, improve customer service and hire additional personnel. Competitors may offer new products and services resulting in greater competition and lower market share for IMS. Many of IMS's competitors, such as SPS Transaction Services, Card Service International and Authorize.Net, have longer operating histories, greater name recognition, larger customer bases and substantially greater resources than IMS has. Competitors may be able to adapt more quickly to new technologies and changes in customer requirements and may also be able to devote greater resources to marketing.

IMS's Employees

      IMS currently has three employees. None of its employees is represented by a labor union and United Interactive believes its employee relations are excellent.

Web Classified's Business

      Web Classified's Internet product offering is a mass web site creation and e-commerce development tool specifically designed to service other Internet service providers, marketing organizations, telecommunications companies, computer resellers, Internet consultants and local merchant and retailers. Subscribers purchasing or receiving Web Classified's service can build their own three page web site in under ten minutes. Subscribers to the WebClassified.Net service also receive a directory listing in Web Classified's Classified Internet Listings. The Classified Internet Listings contain a brief explanation of the subscriber's business, and a hyperlink to a three page web site hosted by Web Classified which the subscriber interactively creates by responding to a menu of choices provided to him as he interfaces with the Webclassified program at the Webclassified web site. Each Subscriber also chooses from a variety of categories for the listing of his directory listing, similar to the Yellow Pages. Potential customers of a subscriber can locate the subscriber's web site under these categories.

      Web Classified's product offerings are made to its customers under three different pricing models. Those customers sell the WebClassified.Net product to the retail public for a base price of $29.95 per month. Web Classified's customers also may offer a WebClassified.Net product for resale to telephone companies. A certificate program is also available which allows a subscriber to enroll in WebClassified.Net for 12 months. Web Classified has no significant revenues to date. However, Web Classified has entered into agreements which, it believes, will generate more than 250,000 WebClassified.Net subscriber web sites during the year 2000.

WebClassified's Competition

      The principal competitive factors affecting the market for the WebClassified.net service include product features, product performance and ease of use, pricing and support. Web

Classified's competitors are primarily either companies with established positions in software development who sell their software as a third party application for hosting companies to use for entry-level customers, or companies which provide Internet directory listings for businesses. As a result, such companies may be able to adapt more quickly to new or emerging technologies and changes in customer requirements or to devote greater resources to the promotion and sale of their products. Competition could increase as new companies enter the market, and as existing competitors intensify growth. Web Classified competes in a market driven by business demand, providing low obstacles to entry and a suitable environment for its leading-edge products and services. Web Classified competes with major Internet web site hosting entities with entry-level service, e-commerce driven portals, and online business directories that market to small, medium and large businesses and corporations. Web Classified is not currently aware of any competitor that provides both a template driven site generator combined with a massive directory listing driving viewers to their clients' web pages, or one which has the advantages of the technology, affinity group consumer base, and merchant credit card affiliations available to Web Classified. The most significant competitors in Web Classified's markets are, as follows:

      Yahoo Yellow Pages which is a global Internet Media company that offers a branded network of comprehensive information, communication and shopping services to millions of users daily. Alta Vista, and the companies with which it is affiliated, develop and operate Internet and fulfillment services companies. Each of these companies has much greater financial and operational resources than Web Classified.

Web Classified's Employees

      Web Classified currently has no employees. To date, Web Classified's business activities have been conducted by United Interactive. It is anticipated that, commencing in January 2000, Web Classified will begin to employ its own work force to manage and run its business operations.

Express Financial's Business

      Express Financial is a mortgage banker which represents over 70 direct lenders, and is also a fully licensed and approved lender for federal programs including FHA, VA loans and Title-1 loans. Express Financial has online underwriting authority from Fannie Mae and Freddie Mac that enables it to issue approval of loan applications in minutes. Express Financial offers all types of residential and commercial loans, including first mortgages, second mortgages, commercial and construction loans, bridge loans, numerous specialty-financing programs, and foreign national programs.

      Express Financial maintains a virtual branch office on the Worldwide Web at which customers can shop for and obtain mortgage financing by completing an on-line mortgage loan application over the internet by using Express Financial's on-line WEBAPP software. Express Financial has extended its virtual branch concept to the states of West Virginia, Georgia, Pennsylvania, Maryland and Ohio by permitting selected mortgage bankers licensed in those states to use Express Financial's WEB APP software in connection with their respective mortgage lending operations.

      Express Financial's gross revenues and its net income before income tax during each of the periods described below were, as follows:

                              Years Ended December 31,   Nine Months Ended September 30,
                              ------------------------   -------------------------------
                                  1997         1998         1998                 1999
                                  ----         ----         ----                 ----

Gross Revenues .............   $1,179,051   $1,771,333   $1,416,908           $1,990,848

Net Income Before Income Tax   $   51,237   $  135,056   $  268,709           $  453,325

Regulation of Express Financial's Business

      Express Financial's business is subject to extensive and complex rules and regulations of, and examinations by, various federal, state and local government authorities and government sponsored enterprises, including without limitation HUD, FHA, VA, Fannie Mae, Freddie Mac and state regulatory authorities. These rules and regulations impose obligations and restrictions on Express Financial's loan origination and credit activities.

      Express Financial's lending activities also are subject to various federal laws, including the Federal Truth-in-Lending Act and Regulation Z thereunder, the Homeownership and Equity Protection Act of 1994, the Federal Equal Credit Opportunity Act and Regulation B thereunder, the Fair Credit Reporting Act of 1970, the Real Estate Settlement Procedures Act of 1974 and Regulation X thereunder, the Fair Housing Act, the Home Mortgage Disclosure Act and Regulation C thereunder and the Federal Debt Collection Practices Act, as well as other federal statutes and regulations affecting Express Financial's activities. Express Financial's loan origination activities also are subject to the laws and regulations of each of the states in which Express Financial conducts its activities.

      These laws, rules, regulations and guidelines limit mortgage loan amounts and the interest rates, finance charges and other fees Express Financial may assess, mandate extensive disclosure and notice to its customers, prohibit discrimination, impose qualification and licensing obligations on it, establish eligibility criteria for mortgage loans, provide for inspections and appraisals of properties, require credit reports on prospective borrowers, regulate payment features, and prohibit kickbacks and referral fees, among other things.

      Although Express Financial believes that it has systems and procedures in place to ensure compliance with these requirements and believes that it currently is in compliance in all material respects with applicable federal, state and local laws, rules and regulations, there can be no assurance of full compliance with current laws, rules and regulations, that more restrictive laws, rules and regulations will not be adopted in the future, or that existing laws, rules and regulations or the mortgage loan documents with borrowers will not be interpreted in a different or more restrictive manner. The occurrence of any such event could make compliance substantially more difficult or expensive, restrict Express Financial's ability to originate, purchase, sell or service mortgage loans, further limit or restrict the amount of interest and other fees and charges earned from mortgage loans that Express Financial originates or purchases, expose it to claims by borrowers and administrative enforcement actions, or otherwise materially and adversely affect

Express Financial's business, financial condition and prospects.

      Express Financial also is performing various mortgage-related operations on the Internet. The Internet, and the laws, rules and regulations related to it, are new and still evolving. As such, there exist many opportunities for Express Financial business's operations on the Internet to be challenged or to become subject to legislation, any of which may materially and adversely affect Express Financial business, financial condition and prospects.

Express Financial's Competition

      A large number of mortgage companies transact business through retail offices and other traditional channels. Express Financial's competitors include other mortgage bankers (including those noted above), state and national commercial banks, savings and loan associations, credit unions, insurance companies and other finance companies. A great many of these competitors are substantially larger and have considerably greater financial, technical and marketing resources than Express Financial has.

      Mortgage banking on the Internet is highly competitive. A large number of mortgage companies currently transact business over the Internet in one form or another. The sophistication of these companies in the Internet channel varies from simple one-page information Web sites to Web sites with extensive on-line content and features. Many of these mortgage companies share a business strategy and capability similar to those employed by Express Financial. The competition includes banks such as Chase and Bank of America, as well as mortgage originators such as Prism Financial Corporation, E-Loan and Mortgage.com, all of which are larger and better capitalized than Express Financial. In addition, Express Financial also competes on the Internet with large, national mortgage companies, such as Countrywide Credit Industries, Inc. and HomeSide Lending, which have greater origination volumes and capitalization than Express Financial.

Express Financial's Employees

      Express Financial currently has seventeen employees. None of its employees is represented by a labor union and United Interactive believes its employee relations are excellent.

Intellectual Property

      Neither the Company, nor any of its subsidiaries owns any registered trade marks, patents or copyrights. Substantial elements of the Web sites maintained by the Company's various subsidiaries, the technology underlying those Web sites and the software applications employed by the Company's subsidiaries in connection with various products and services offered to their respective clients and the customers of their clients are regarded by the Company and its subsidiaries as proprietary. The Company and its subsidiaries attempt to protect them by relying on trade secret laws and restrictions on disclosure. Legal standards relating to the validity, enforceability and scope of protection of such proprietary rights are uncertain and are still evolving, especially as they relate to Internet-related rights. In addition, the laws of some foreign countries may not protect those rights to the same degree as the United States. For these reasons, the Company cannot be sure that the steps it and its subsidiaries take will adequately protect such proprietary rights. The company or its subsidiaries also may be required to litigate to enforce such intellectual property rights or to determine the validity and scope of the proprietary rights of others. This could create substantial costs and a diversion of management's attention.

Item 2. Plan of Operation

      Prior to February 26, 1999, the Company was a publicly held shell corporation which did not conduct any material business operations. Upon consummation of the Reverse Acquisition on February 26, 1999, the Company began to conduct business through each of its newly acquired subsidiaries, i.e., Ubuy, United Interactive and IMS.

      During the next twelve months, the Company, through its subsidiaries, intends to provide:

      o benefits and services that provide privileged access to goods and services to companies, businesses, fund raising organizations, large associations, affinity groups, their members and customers;

      o mass-scale web site hosting, high-speed Internet access, secure virtual private networks and Internet electronic commerce solutions to the Company's subsidiaries and others;

      o Visa and MasterCard network credit card processing, check and debit card processing as well as credit card gateway services for Internet e-commerce credit card transactions;

      o mass web site creation and e-commerce development tools for use by the Company's subsidiaries and other Internet service providers, marketing organizations, telecommunications companies, computer resellers, Internet consultants and local merchant and retailers; and

      o traditional and online mortgage lending services to the consumer public.

      In order to meet its goals over the next 12 months, the Company's management estimates that, in addition to the cash flows that they expect to generate from the operations of the various subsidiaries, the Company will require additional financing in order to expand its subsidiaries' employee bases and marketing efforts, to create new product and service offerings and to enhance existing product and service offerings. The Company intends to acquire such additional funding through one or more private or public equity offerings to be made by the Company or by one or more of its subsidiaries. No assurances can be given that the Company or its subsidiaries will be able to obtain such additional financing on terms acceptable to the Company, if at all. The Company's inability to obtain such additional financing would have a material adverse effect upon the expansion of the operations of the various subsidiaries, and could materially adversely affect the ability of the Company and its subsidiaries to expand their revenues and achieve greater profits.

Item 3. Description of Property

      The Company's headquarters consist of approximately 12,000 square feet of office space in Delray Beach, Florida which are leased from an unaffiliated landlord through 2009. The annual rental under the lease provides is $181,000, including common area maintenance, taxes and other costs. The lease contains rent escalation provisions which will increase the annual rent over a period of ten years to a total of $275,245 (including common area maintenance, taxes and other costs) for the final year.

      Ubuy occupies approximately 8,400 square feet of the Delray Beach office which has been finished as separate, secure offices for its sole use. Ubuy pays 70% of the monthly rental and other charges for such space.

      IMS leases approximately 2,030 square feet of office space in Coral Springs, Florida pursuant to a lease with an unaffiliated landlord which expires in 2002. The lease provides for payment of annual rent in the amount of $26,429, including common area maintenance, taxes and other costs. It also provides for a rent escalation to $28,014.74 (including common area maintenance, taxes and other costs) in the final year.

      IMS presently occupies approximately 1,200 square feet of Ubuy's Coral Springs, Florida office facility, and pays approximately 10% of the monthly rental obligation for such space.

      Express Financial presently leases approximately 3,600 square feet of office space in Boca Raton, Florida. This facility is covered under a five-year lease expiring on March 31, 2002. The monthly obligation is a gross total of $6,207.29, including all common area maintenance, taxes and other costs.

Item 4. Security Ownership Of Certain Beneficial Owners And Management

      The following table sets forth the holdings of the Company's Common Stock as of November 30, 1999 by (1) each person or entity known to the Company to be the beneficial owner of more than five percent (5%) of the outstanding shares of Common Stock; (2) each director and executive officer; and (3) all directors and executive officers as a group. All of the holders of Common Stock are entitled to one vote per share.

                                                   Number of Shares         Percent
     Name and Address of Beneficial Owner(1)     Beneficially Owned (2)    Owned (3)
     -------------------------------------       ----------------------    ---------
William R. Becker ..............................       14,467,200(4)         60.5%

Matthew Cohen ..................................            1,000             *

Peter Tamayo ...................................        1,021,175(5)          4.2%

Charles R. McCarthy(6) .........................           50,000             *

Lawrence J. Brady(7) ...........................           50,000             *

All Directors and Executive Officers
As a Group (5 Persons) .........................       15,589,375(8)         63.0%

----------

* Represents less than 1%.

(1) Except as otherwise noted, the address of each of the persons listed below is 11336 Wiles Road, Coral Springs, Florida 33076.

(2)   Includes shares actually and beneficially owned.

(3) Based upon 24,261,091 shares outstanding on November 30, 1999, increased by the number of shares under options which the holder(s) thereof have the right to acquire within 60 days from November 30, 1999.

(4) Includes (a) 500,000 shares which Mr. Becker may acquire pursuant to options exercisable within 60 days of November 30, 1999; (b) 2,967,400 shares which Mr. Becker owns jointly with his wife, Joni; and (c) 9,000,000 shares held by Joni Becker as Trustee of the William R. Becker Irrevocable Family Trust. Does not include 1,000,800 shares held by Mrs. Becker, as to which Mr. Becker disclaims beneficial ownership.

(5) Includes 21,175 shares held by Mrs. Tamayo. Mr. And Mrs. Tamayo share the power to vote and dispose of such shares.

(6)   The address of Mr. McCarthy is 1666 K Street, NW Washington, DC
      20006-2803.

(7) The address of Mr. Brady is 480 South Orange Grove Blvd #16 Pasadena, Ca 91105.

(8) Includes 500,000 shares which all of such persons may acquire pursuant to options exercisable within 60 days of November 30, 1999. Does not include the shares excluded from the percentage ownership calculations made with respect to Mr. Becker pursuant to note 4 above.

Item 5. Directors, Executive Officers, Promoters and Control Persons

The following table sets forth the names, positions with the Company and ages of the executive officers and directors of the Company . Directors will be elected at the Company's annual meeting of shareholders and serve for one year or until their successors are elected and qualify. Officers are elected by the board and their terms of office are, except to the extent governed by employment contracts, at the discretion by the Board.

Name                    Age               Position
----                    ---               --------

William R. Becker       43    President, Director and Chief Operating Officer

Matthew J. Cohen        41    Director and Chief Financial Officer

Peter Tamayo, Jr.       36    Chief Technical Officer

Lawrence J. Brady       59    Director

Charles R. McCarthy     60    Director

      William R. Becker is the President and Chairman of the Board of the Company and each of its subsidiaries. Since June 1992, Mr. Becker has served as the Chief Executive Officer of Ubuy.Com. Mr. Becker attended the State University of Oswego and C.W Post College. He graduated with a four year Bachelors degree.

      Matthew Cohen has served as Chief Financial Officer and as a Director of the Company since Sept, 1999. Between April 1997 and August, 1999, he served as Chief Financial Officer and as a Director of Legal Club of America Corporation, a provider of the nations largest legal benefit. From 1984 to June 1996, he was Vice President and Chief Financial Officer of Standard Brands of America, Inc., a $100 million publicly held retailer of consumer electronics and appliances. Mr. Cohen is a graduate of New Paltz State University.

      Peter Tamayo has served as a Senior Vice President and Chief Technical Officer of the Company since February, 1999. Since April 1995, he has served as the Chief Technical Officer of Ubuy.Com, Ltd. Mr. Tamayo holds several patents in the computer industry, one in the electronics field and several dozen copyrights. He is a graduate of Morgan Technical Institute with majors in Industrial Electronics and Computer Science & Technology.

      Lawrence J. Brady has served in senior management positions in government and the private sector, including founder and director of Capitoline International Group, Ltd.; a senior Vice President of Hill and Knowlton Public Affairs Worldwide; and Director of International Marketing for Sanders Associates, a Lockheed Corporation subsidiary. During the Reagan administration Mr. Brady served as Assistant Secretary of Commerce for Trade Administration, administering the government's export and import trade regulatory functions, including the high technology export control program, as well as the U. S. laws designed to prevent unfair sales of foreign products into the United States. He also administered the U.S. Government foreign trade zone program. Mr. Brady served also in senior staff roles in the Executive Office of the President in the Nixon and Ford administrations. He has represented the U.S. in trade negotiations in Europe, Japan and China and has been a frequent witness before Congress on international economic and trade issues. Mr. Brady has completed all requirements for a Ph.D. in International Economics and International Affairs except for the dissertation.

      Charles R. McCarthy has been of counsel to the law firm of O'Connor & Hannon, a Washington, D.C. and Minneapolis, Minnesota-based law firm since 1996. Prior thereto, he was a member of McCarthy & Burke, a Minneapolis-based law firm. He graduated from the Georgetown Law Center and is a former trial attorney for the U.S. Securities and Exchange Commission. His prior experience includes serving as a Blue Sky securities commissioner for the District of Columbia and teaching at the International School of Law (now George Mason School of Law) as an Assistant Professor of Law. He has over twenty-five years of experience in serving on, advising and chairing various international and domestic corporate boards. Mr. McCarthy recently completed a four-year term as General Counsel to the National Association of Corporate Directors.

Item 6. Executive Compensation

      None of the persons who served as officers of the Company prior to the Reverse Acquisition is currently employed by the Company or any of its subsidiaries. The Company has not paid any remuneration to any of its executive officers since the closing of the Reverse Acquisition. Instead, the Company's Chief Executive Officer and the only two executives of the Company who receive annual compensation and bonus of $100,000 or more (collectively, the "Named Executive Officers") have been paid by the various subsidiaries identified below. The company anticipates that it will begin to compensate each of the Named Executive Officers directly beginning on or about January 1, 2000.

      The following table sets forth compensation awarded to, earned by or paid to the Named Executive Officers during the period between January 1, 1999 and November 30, 1999. The Company has not paid any compensation that would qualify as payouts pursuant to long-term incentive plans ("LTIP Payouts"), or "All Other Compensation" and it did not issue any SARs during such period of time.

                           SUMMARY COMPENSATION TABLE

                                                                                      Long Term Compensation
                                                                                      ----------------------
                                                  Annual Compensation                         Awards
                                      -------------------------------------------   ---------------------------
                                                                                    Restricted     Securities
 Name and Principal                                              Other Annual       Stock          Underlying
     Position                Year      Salary ($)   Bonus ($)    Compensation ($)   Awards ($)     Options (#)
-------------------          ----      ----------   ---------    ----------------   ----------     -----------
William  R Becker, CEO      1999(1)   $ 229,166                                                    2,500,000(2)
Matthew Cohen, CFO          1999(3)   $  30,000                                                      100,000(4)
Peter Tamayo, CTO           1999(4)   $  95,333

----------

(1) January 1, 1999 - November 30, 1999. Salary paid by Ubuy.

(2) On February 26, 1999, the Company awarded to Mr. Becker under its 1999 Stock Option Plan a ten year non-qualified option to purchase 2,170,000 shares of Common Stock at an exercise price of $1.50 per share, and a five year incentive stock option to purchase 330,000 shares of Common Stock at the same exercise price. Both options vest at the rate of 20% per annum at the commencement of each year during the term thereof. Accordingly, as of the date of this Registration Statement, Mr. Becker is entitled to purchase a total of 500,000 shares pursuant to such options. See, "Employment Contracts, Termination Of Employment And Change In Control Arrangements."

(3) Paid between September 13, 1999, the date of commencement of Mr. Cohen's employment, and November 30, 1999. Salary paid by Ubuy.

(4) On February 26, 1999, the Company awarded to Mr. Cohen, who was then providing consulting services to the Company, under its 1999 Stock Option Plan a ten year incentive stock option to purchase 100,000 shares of Common Stock at an exercise price of $1.50 per share. The option vests at the rate of 50% per annum at the end of each of the first two years during the term thereof. See, "Employment Contracts, Termination Of Employment And Change In Control Arrangements."

(5) January 1, 1999 - November 30, 1999. Salary paid by United Interactive.

                      OPTION/SAR GRANTS IN LAST FISCAL YEAR

      The Company did not grant SARs to any of the Named Executives during the Post-Closing Period. The following table describes the options granted to the Named Executives during the Post-Closing Period.

                                                    Individual Grants
------------------------------------------------------------------------------------------------------------------------
                               Number of                  % of Total Options
                               Securities Underlying      Granted to Employees      Exercise or Base
           Name                Options Granted (#)        In Post-Closing Period    Price ($/Sh)         Expiration Date
---------------------------    ------------------------   ----------------------    ----------------     ---------------
William R. Becker, CEO               2,170,000  (1)               74.44%                   $1.50            2/26/2009
William R. Becker, CEO                 330,000  (1)               11.32%                   $1.50            2/26/2009
Matthew Cohen, CFO                     100,000  (2)                3.43%                   $1.50            2/26/2009

----------

(1) On February 26, 1999, the Company awarded to Mr. Becker under its 1999 Stock Option Plan a ten year non-qualified option to purchase 2,170,000 shares of Common Stock at an exercise price of $1.50 per share, and a five year incentive stock option to purchase 330,000 shares of Common Stock at the same exercise price. Both options vest at the rate of 20% per annum at the commencement of each year during the term thereof. Accordingly, as of the date of this Registration Statement, Mr. Becker is entitled to purchase a total of 500,000 shares pursuant to such options. See, "Employment Contracts, Termination Of Employment And Change In Control Arrangements."

(2) On February 26, 1999, the Company awarded to Mr. Cohen, who was then providing consulting services to the Company, under its 1999 Stock Option Plan a ten year incentive stock option to purchase 100,000 shares of Common Stock at an exercise price of $1.50 per share. The option vests at the rate of 50% per annum at the end of each of the first two years during the term thereof. See, "Employment Contracts, Termination Of Employment And Change In Control Arrangements."

               AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR
                      AND FISCAL YEAR-END OPTION/SAR VALUES

      None of the Named Executive Officers exercised any options during the Post-Closing Period.

COMPENSATION OF DIRECTORS

      The Company has not paid and does not presently propose to pay compensation to any director for acting in such capacity, except for nominal sums for attending Board of Directors meetings and reimbursement for reasonable expenses in attending those meetings.

EMPLOYMENT CONTRACTS, TERMINATION OF EMPLOYMENT AND CHANGE IN CONTROL
ARRANGEMENTS

      Effective February 26, 1999, the Company entered into a five-year Employment Agreement with William R. Becker, the companies Chief Executive Officer, President, and Chairman of the Board of Directors. The terms of this agreement, which is renewable for an additional five-year term at the Company's option, provides for an annual base salary of $250,000. Such amount may be increased by vote of the Board of Directors in the event of a material change in the scope of his duties as a result of a significant expansion of the Company's business and operations; a material diversification of the Company's business activities; one or more acquisitions or other similar long term permanent occurrences.

      Under the agreement, Mr. Becker was granted a five-year non-qualified option (see "Stock Option Plan," below) under the Company's 1999 Stock Option Plan (the "Plan") to purchase 2,170,000 shares of Common Stock at $1.50 per share which such options will vest at the rate of 20% per year at the beginning of each of said five years. Also, Mr. Becker was granted 330,000 five-year incentive stock options (see "Stock Option Plan," below) under the Plan to purchase 330,000 shares of Common Stock at $1.50 per share which such options will vest in the same manner as the non-qualified options.

      Under the terms of the agreement, the Company may terminate the employment of Mr. Becker either with or without cause. If the agreement is terminated by the Company without good cause (which requires a six month notice provision), the Company would be obligated to pay Mr. Becker an amount equal to the unpaid salary due an owing during the balance of the term of the agreement. If the agreement is terminated for cause, no severance will be paid.

      Effective September 12, 1999, the Company entered into a five-year Employment Agreement with Matthew J. Cohen, the Company's Chief Financial Officer, Treasurer and a member of the Board of Directors. The agreement, which is renewable for an additional five-year term at the Company's option, provides for an annual base salary of $120,000 which increases $12,000 annually for the duration of the term.

      Under this agreement, Mr. Cohen was granted 100,000 two-year incentive stock options under the Plan to purchase shares of the Company's common stock at
1.50 per share, which such options vesting 50,000 annually at the end of each year.

      Under the terms of the agreement, the Company may terminate the employment of Mr. Cohen with or without cause. If the agreement is terminated by the Company without good cause (which requires a six month notice provision), the Company would be obligated to pay Mr. Cohen an amount equal to the unpaid salary due an owing during the balance of the term of the agreement. If the agreement is terminated for cause, no severance will be paid.

STOCK OPTION PLAN

      In March 1999, the Company adopted a qualified stock option plan, the Interactive Technologies. Com , Inc. 1999 Stock Option Plan (the "Plan"). The purpose of the Plan was to increase the employees and non-employee directors' proprietary interest in the Company and to align more closely their interests with the interests of the Company's shareholders, as well as to enable the Company to attract and retain the services of experienced and highly qualified employees and non-employee directors.

      Plan Options granted under the Plan may either be options qualifying as incentive stock options ("Incentive Options") under Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), or options that do not so qualify ("Non-Qualified Options"). Any Incentive Option granted under the Plan must provide for an exercise price of not less than 100% of the fair market value of the underlying shares on the date of such grant, but the exercise price of any Incentive Option granted to an eligible employee owning more than 10% of the Company's Common Stock must be at least 110% of such fair market value as determined on the date of the grant.

      The term of each Plan Option and the manner in which it may be exercised is determined by the Board of the Directors or the Committee, provided that no Plan Option may be exercisable more than 10 years after the date of its grant and, in the case of an Incentive Option granted to an eligible employee owning more than 10% of the Company's Common Stock, no more than five years after the date of the grant. The exercise price of Non-Qualified Options shall be determined by the Board of Directors or the Committee

      The per share exercise price of shares granted under the Plan may be adjusted in the event of certain changes in the Company's capitalization, but any such adjustment shall not change the total purchase price payable upon the exercise in full of Plan Options granted under the Plan. Officers, directors and key employees of and consultants to the Company and its subsidiaries will be eligible to receive Non-Qualified Options under the Plan. Only officers, directors and employees of the Company who are employed by the Company or by any subsidiary thereof are eligible to receive Incentive Options.

      The Company reserved an aggregate of 5,000,000 shares of Common Stock for issuance pursuant to options granted under the Plan ("Plan Options"). As of November 30, 1999, an aggregate of 2,915,000 options have been granted under the Plan. The Board of Directors or a Committee of the Board of Directors (the "Committee") will administer the Plan including, without limitation, the selection of the persons who will be granted Plan Options under the Plan, the type of Plan Options to be granted, the number of shares subject to each Plan Option and the

Plan Option price.

Item 7. Certain Relationships And Related Transactions

      William R. Becker, the Chairman, Chief Executive and a controlling stockholder of the Company, is the owner of a travel service business with which the Company and its various subsidiaries conduct business. Neither the Company, nor any of such subsidiaries pays any fees or other compensation to such travel service. All compensation earned by the travel service is paid by the various airlines and other travel service providers at standard industry rates.

Item 8. Description of Securities

      The authorized capital stock of the Company consists of 25,000,000 shares of Common Stock, par value $0.001 per share (the "Common Stock") and 4,000,000 shares of preferred stock, par value $0.01 per share.

      The following description relating to the capital stock of the Company is a summary and is qualified in its entirety by the provisions of the Company's certificate of incorporation and bylaws, copies of which are available from the Company upon written request.

Common Stock

      The shares of Common Stock: (i) have equal rights to dividends from funds legally available therefor, when, as and if declared by the Board of Directors of the Company; (ii) are entitled to share ratably, subject to the rights of the holders of any securities which are senior to, or which have preferences greater than the Common Stock, in all of the assets of the Company available for distribution to holders of Common Stock upon liquidation, dissolution or winding up of the affairs of the Company; (iii) are not subject to preemptive, subscription or conversion rights; (iv) have no redemption or sinking fund provisions applicable thereto; and (v) are entitled to one non-cumulative vote per share on all matters which stockholders may vote on at all meetings of stockholders. All of the 24,261,091 shares of Common Stock now outstanding are fully paid and non-assessable.

      Inasmuch as the Common Stock of the Company does not have cumulative voting rights, the holders of more than 50% of the outstanding shares can elect all of the directors, if they choose to do so, in which event the holders of the remaining shares cannot elect any directors. Accordingly, since the presently existing officers, directors and a control person or persons own more than 50% of the outstanding shares, they will continue to be able to elect all of the directors.

      The Company has paid no cash dividends and it is not anticipated that any cash dividends will be paid in the foreseeable future. In all events, the declaration of cash dividends will depend upon future earnings, if any, the financial needs of the Company, and other pertinent factors.

      The Company's Transfer Agent is Olde Monmouth Stock Transfer Company, Inc., 77 Memorial Parkway, Atlantic Highlands, New Jersey 07716

      The Company intends to furnish its stockholders with annual reports of its operations, containing audited financial statements and with additional information concerning the business and affairs of the Company whenever deemed appropriate by the Board of Directors.

Preferred Stock

      Pursuant to the certificate of incorporation, the Company is authorized to issue up to 4,000,000 shares of "blank check" preferred stock, which may be issued from time to time in one or more series upon authorization by the Company's Board of Directors. The Board of Directors, without further approval of the stockholders, will be authorized to fix the dividend rights and terms, conversion rights, voting rights, redemption rights and terms, liquidation preferences, and any other rights, preferences, privileges and restrictions applicable to each series of the preferred stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes could, among other things, adversely affect the voting power of the holders of Common Stock and, in certain circumstances, make it more difficult for a third party to gain control of the Company, discourage bids for the Company' Common Stock at a premium, or otherwise adversely affect the market price of the Common Stock.

      Currently, there are no shares of preferred stock outstanding.

                                     PART II

Item 1. Market Price and Dividends on the Registrant's
        Common Equity and Related Stockholder Matters

      The Company's Common Stock is admitted to quotation on the NASD's OTC Bulletin Board under the symbol INTRE. However, in the event that this Registration Statement is not declared effective by the Securities and Exchange Commission on or before January 16, 2000, the Common Stock may be delisted from the OTC Bulletin Board. The ranges of the high, low and closing prices of the Company's Common Stock on a quarter by quarter basis since February 26, 1999 (the date of closing of the Reverse Acquisition), and the high, low and closing prices of the Common Stock on December 15, 1999, are set forth in the following table:

              Quarter-End          High            Low             Close
           -----------------    -----------    -----------      -----------

             March 31, 1999       $ 3.875        $ 3.625          $ 3.875
              June 30, 1999        12.562         11.625           12.188
             Sept. 30, 1999         7.125          6.375            6.750
              Dec. 15, 1999         5.750          5.125            5.125

      As of December 20, 1999, there were 636 holders of record of the Common Stock.

      To date, the Company has neither declared nor paid any cash dividends on its Common Stock. The Company currently intends to retain our earnings to finance operations and future growth and, therefore, it does not anticipate paying any cash dividends in the foreseeable future. The payment of cash dividends in the future will be at the discretion of the Board of Directors and will depend upon the Company's earning levels, capital requirements, restrictive loan covenants, if any, and other factors which the Board of Directors may deem relevant.

Item 2. Legal Proceedings

      Neither the Company nor any of its subsidiaries is a party to any litigation proceeding.

Item 3. Changes in and Disagreements with Accountants

      Not applicable.

Item 4. Recent Sales of Unregistered Securities

      Prior to the February 26, 1999 Reverse Acquisition, the Company was controlled by persons other than its current management. The Company's current management does not have any records regarding any sales of unregistered securities made by the Company prior to that date. Between February 26, 1999 and the date of filing of this Registration Statement, the Company sold the unregistered securities listed below:

      On April 15, 1999, the Company issued 500,000 shares of Common Stock to the investors identified below at a price of $2.00 per share in connection with the closing of a private placement made pursuant to the exemption from registration accorded under Rule 504 of Regulation D.

            On April 21, 1999, the Company issued 1,178,572 shares of Common Stock to Alan Brooks, the Chairman of the Board, and a controlling shareholder of the Company prior to the February 26, 1999 Reverse Acquisition, in payment for services previously rendered by him for which the Company owed $360,000 to him, and in payment of loan indebtedness due and owing to him in the amount of $300,000. The conversion of such obligations into equity was made at an average per share price of $.64, the price of the Common Stock in effect when such obligations were incurred by the Company. The issuance of such Common Stock was made pursuant to the exemption from registration accorded under Section 4(2) of the Securities Act.

            On April 28, 1999, the Company issued 18,000,000 shares of Common Stock to William R. Becker, the Chairman of the Board, Chief Executive Officer and a controlling shareholder of the Company. Such shares were issued at the closing of the Reverse Acquisition in consideration for Mr. Becker's contribution of 80% of the issued and outstanding shares of the common stock of Ubuy, United Interactive, IMS and Web Classified to the Company. The issuance of such Common Stock was made pursuant to the exemption from registration accorded under Section 4(2) of the Securities Act.

            Between February 1999 and August 1999, the investors identified below, exchanged 2,275,000 shares of the Company's 7% Cumulative Convertible Preferred Stock which had been issued in or about 1994, and an additional 661,321 shares of such stock issued in lieu of accumulated dividends), for 3,130,005 shares of Common Stock in a transaction for which no commission or other remuneration was paid or given directly or indirectly for soliciting such exchange. The conversion price, which was tied to the market price of the Common Stock on and immediately prior to the conversion date, ranged between $.56 and $12.16 per share. The issuance of such Common Stock was made pursuant to the exemption from registration accorded under Section 3(a)(9) of the Securities Act.

                                          Number of Shares of
                                       Preferred Stock Converted
                                       -------------------------
                                        Original        Dividend          Number of Shares of
   Name of Investor                      Shares          Shares           Common Stock Issued
   ----------------                      ------          ------           -------------------
Aircraft Investment
 Services, Inc                           70,000          66,963                  316,963
Asselone, Kimberly                        5,000             220                    1,042
Brogan, Glenn                            20,000             880                    4,168

Brooks, Alan P.                         160,000         113,177                  535,716
Casatelli, Dr. Bruno                     10,000             440                    2,084
Collins, Barbara M.                      20,000             880                    4,168
Collins, Robert E.                       10,000             440                    2,084
Collins, Gordon & Johnson
 PC Pension Trust                        90,000           3,523                   18,759
Compton, James E. and
 Rebecca, JTWROS                          5,000             220                    1,042
Crink, James W. and
 Brenda, JTWROS                           5,000             220                    1,042
Dellin, Edward J.                         5,000             220                    1,042
DeVico, Angelo                            2,500             110                      521
DiCarli, James J.                        10,000             440                    2,084
Dinkin, Les & Marcy J, JTWROS            10,000             440                    2,084
Dubraski, Jr., John M.                   20,000             880                    4,168
Duffy, L. Robert                         10,000             440                    2,084
Duffy, L. Robert and Virginia,
 JTWROS                                  10,000             440                    2,084
Duffy, L. Robert IRA                     10,000             440                    2,084
Dzaluk, Joseph Francis Living
 Trust Dtd 8/25/93                       10,000             440                    2,084
Epstein, Jeffrey                          5,000             220                    1,042
Falcha, James                             3,333             146                      694
Falcha, Laura                             3,333             147                      694
Falcha, Robert                            3,334             147                      694
Gallagher, William H. & Hyland,
 Michael G, Ten in Com                   10,000             440                    2,084
Gallagher, William H. & Ann
 H., JTWROS                              15,000             660                    3,101
Gallagher, William H. &
 Caroline H., JTWROS                      5,000             220                    1,042
Healy, Esther                            10,000             440                    2,084
Healy, Thomas B.  Family Trust           10,000             440                    2,084
Healy, Thomas B.  Marital Trust          10,000             440                    2,084
Howard, Alexander & Allan,
 JTWROS                                   2,500             110                      521
Ignatowicz, Wieslaw B., Dr. Profit
 Sharing Plan                            10,000             440                    2,084
Ignatowicz, Wieslaw B., Dr.              10,000             440                    2,084
Lacasse, Jean-Paul                       10,000             440                    2,084
Larizza, Louis J. Trust                  10,000             440                    2,084
Larizza, Louis J.                        10,000             440                    2,084
Levinson, Leonard                         5,000             220                    1,042
Lyons, Ellen                             70,000           3,080                   13,175
Macri, Rocco F. & Barbara C.,
 JTWROS                                   5,000             220                    1,042

Reuben, Mark                             10,000             440                    2,084
Mayer, Charles D. Trust
 Dtd 3/21/95                             10,000             440                    2,084
McGeory, G. Holmes & William J.
 Giacomo Ten in Com                       5,000             220                    1,042
Milbier, Donald J. Custodian
 for Kyle Milbier UGMA                    5,000             220                    1,042
Milbier, Donald J. Custodian
 for Matthew Milbier UGMA                 5,000             220                    1,042
Milbier, Donald J. Custodian
 for Kathleen Milbier                     5,000             220                    1,042
Milbier, Donald J. Custodian
 for Brenna Milbier                       5,000             220                    1,042
Milbier, Mary                             5,000             220                    1,042
Morin, Raymond N. & Bonnie C.,
 JTWROS                                  10,000             440                    2,084
Morrell, John D.                         10,000             440                    2,084
Mulligan, William O.                     10,000             440                    2,084
Fox, James L. IRA Rollover               10,000             440                    2.084
Okon, Joseph J.  Retirement Trust        50,000           2,200                   10,422
Palumbo, Edward Arthur                   20,000             880                    4,168
Parry, Catherine King                    10,000             440                    2,084
Picone, Salvadore & Susan,
 JTWROS                                   5,000             220                    1,042
Romanello, Daniel                         5,000             220                    1,042
Rosenbaum, Henry & Judith,
 JTWROS                                   5,000             220                    1,042
Rosenbaum, Jesse & Lydia,
 JTWROS                                   5,000             220                    1,042
Scher, Craig                              5,000             220                    1,042
Schultz, Kimberly                        20,000             880                    4,168
Skinner, Mark                            10,000             440                    2,084
Trager, Michael                           5,000             220                    1,042
Tripodi, Louis                           10,000             440                    2,084
Ullman, Allan                             5,000             220                    1,042
Von Arx, Dolph W. Trust
 Dtd. 8/18/88                            30,000           1,320                    6,253
Weissenborn, Stanton F.                  10,000             440                    2,084
Winjum, Scott                            20,000             880                    4,168
Winstead, David V.                       20,000             880                    4,168
Yale Asset Management, Inc.           1,250,000         446,418                2,063,083
Zeier, Doris M. Revocable Trust          10,000             440                    2,084
                                      ---------         -------                ---------
                                      2,275,000         661,321                3,130,005
                                      =========         =======                =========

Item 5. Indemnification of Directors and Officers

      Under the Delaware Corporation Law, a director's liability cannot be eliminated or limited: (i) for breaches of duty of loyalty, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for the payment of unlawful dividends or expenditure of funds for unlawful stock purchases or redemptions, or (iv) for transactions from which the director derived an improper personal benefit. Under the Company's Certificate of Incorporation no director of the Company shall be personally liable to the Company or its stockholders for monetary damages for any breach of fiduciary duty by such director as a director. The Company's Certificate of Incorporation further provides that notwithstanding the foregoing a director shall be liable to the extent provided by applicable law as described in clauses
(i) through (iv) above. This provision, in effect, eliminates the rights of the Company and its stockholders (through stockholders' derivative suits on behalf of the Company) to recover monetary damages from a director for breach of his or her fiduciary duty of care as a director, except in the situations set forth in clauses (i) through (iv) above. In addition, the Certificate of Incorporation does not alter the liability of directors under federal securities laws, and does not limit or eliminate the rights of the Company or any stockholder to seek non-monetary relief, such as an injunction or rescission, in the event of a breach in a director's duty of care. The Certificate of Incorporation requires the Company to indemnify all directors and officers of the Company to the fullest extent permitted by law, provided, however, that, with certain limited exceptions, the Company will only indemnify an officer or director in connection with a proceeding that was authorized by the Board of Directors. The Bylaws also authorize the Company to indemnify and advance indemnification expenses to the Company's officers and directors.

      Insofar as indemnification for liabilities under the Securities Act of 1933 or the Securities Exchange Act of 1934 may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company believes such indemnification is against public policy as expressed in such Acts and is therefore unenforceable.

      The Company has purchased a directors and officers liability insurance policy issued by the National Union Fire Insurance Company of Pittsburgh, Pa which insures each of the Company's directors and officers for claims alleging violations of the federal securities laws up to a limit of $3,000,000 per claim.

PART F/S

                          Index to Financial Statements

                                                                            Page
                                                                            ----

Independent Auditor's Report...........................................      F-1

Consolidated Balance Sheet at December 31, 1998
   and March 31, 1999..................................................      F-2

Consolidated Statements of Operations for each
 of the two years in the period ended December 31, 1998
 and the Three Months Ended March 31, 1999.............................      F-3

Consolidated Statements of Shareholders' Equity for each
  of the two years in the period ended December 31, 1998
  and the Three Months Ended March 31, 1999............................      F-4

Consolidated Statements of Cash Flows for each
  of the two years in the period ended December 31, 1998
  and the Three Months Ended March 31, 1999............................      F-5

Notes to Consolidated Financial Statements.............................      F-6

Condensed Consolidated Balance Sheet at September 30, 1999.............      F-9

Condensed Consolidated Statements of Operations - Nine
  Months Ended September 30, 1999 and 1998.............................     F-10

Condensed Consolidated Statements of Cash Flows - Nine
  Months Ended September 30, 1999 and 1998.............................     F-11

Notes to Condensed Consolidated Financial Statements...................     F-12

                                  ROBERT JARKOW
                           CERTIFIED PUBLIC ACCOUNTANT

                            3111 North Andrews Avenue
                         Fort Lauderdale, Florida 33309

                                 (954) 630-9070

                          INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Interactive Technologies.Com, Ltd. and Subsidiaries

      I have audited the accompanying consolidated balance sheets of Interactive Technologies.Com, Ltd. and Subsidiaries as of March 31, 1999 and December 31, 1998 and the consolidated statements of operations, shareholders' equity and cash flows for the three months ended March 31, 1999 and the years ended December 31, 1998 and 1997. These consolidated financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these consolidated financial statements based on my audits.

      I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

      In my opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Interactive Technologies.Com, Ltd. and Subsidiaries as of March 31, 1999 and December 31, 1998, and the results of its consolidated operations and cash flows for the three months ended March 31, 1999 and the years ended December 31, 1998 and 1997, in conformity with generally accepted accounting principles.


September 10, 1999                      /s/ Robert Jarkow

               INTERACTIVE TECHNOLOGIES.COM, LTD. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET

                                                                    March 31,     December 31,
                                                                      1999           1998
                                                                   -----------    -----------
     ASSETS

Current Assets

     Cash                                                          $   361,904    $    14,300
     Accounts receivable                                                 9,856          8,611
     Subscriptions receivable                                          565,200             --
                                                                   -----------    -----------

           Total current assets                                        936,960         22,911

Property and equipment                                                 222,556        209,743
     Less: Accumulated depreciation                                   (104,330)       (94,261)
                                                                   -----------    -----------
     Property and equipment-net                                        118,226        115,482
                                                                   -----------    -----------

                                                                   $ 1,055,186    $   138,393
                                                                   ===========    ===========

     LIABILITIES & SHAREHOLDERS' EQUITY

Current Liabilities

     Accounts payable                                              $   104,948    $    92,197
     Deferred income                                                        --        471,143
     Income tax payable                                                 59,000             --
     Due to shareholder                                                 94,155         71,155
                                                                   -----------    -----------

           Total current liabilities                                   258,103        634,495
                                                                   -----------    -----------

Minority interest                                                       27,664
                                                                   -----------

Shareholders' Equity

     Common stock-$.001 par value, 25,000,000 shares authorized,
       24,261,091 issued and outstanding                                24,261          1,000
     Additional paid-in capital                                      1,045,739         66,902
     Deficit                                                          (300,581)      (564,004)
                                                                   -----------    -----------
           Total shareholders' equity                                  769,419       (496,102)
                                                                   -----------    -----------

                                                                   $ 1,055,186    $   138,393
                                                                   ===========    ===========

The accompanying notes are an integral part of these financial statements.

               INTERACTIVE TECHNOLOGIES.COM, LTD. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                 For the Years Ended December 31, 1998 and 1997
                  and for the Three Months ended March 31, 1999

                                                                          Three Months
                                                                         Ended March 31,    Year Ended December 31,
                                                                         ---------------   ------------------------
                                                                               1999           1998          1997
                                                                           -----------     ----------   -----------
Revenues                                                                   $ 1,136,761     $4,054,706   $ 3,298,637
                                                                           -----------     ----------   -----------
Expenses
     Direct costs                                                              116,320        182,322       158,795
     Selling, general, and administrative                                      546,479      2,083,597     1,852,786
                                                                           -----------     ----------   -----------
          Total expenses                                                       662,799      2,265,919     2,011,581
                                                                           -----------     ----------   -----------

Income before income tax & minority interest                                   473,962

     Provision for income tax                                                   59,000
                                                                           -----------

             Income before minority interest                                   414,962

     Minority interest                                                          27,664
                                                                           -----------
             Net Income                                                    $   387,298     $1,788,787   $ 1,287,056
                                                                           ===========     ==========   ===========

Basic earning per common share                                             $      0.02     $     0.07   $      0.05
                                                                           ===========     ==========   ===========

Weighted average common shares outstanding                                  24,261,091     24,261,091    24,261,091
                                                                           ===========     ==========   ===========

Proforma Tax (Unaudited):
The Proforma Tax is computed as if Interactive Technologies.Com, Ltd.
  and Subsidiaries were taxed for the entire periods as a conventional
  Corporation under the Internal Revenue Code

             Income from operations before income tax                      $   473,962     $1,788,787   $ 1,287,056

             Provision for Income Tax                                          178,081        672,850       484,049

                                                                           -----------     ----------   -----------
             Net Income                                                    $   295,881     $1,115,937   $   803,007
                                                                           ===========     ==========   ===========

     Basic earnings per share                                              $      0.01     $     0.05   $      0.03
                                                                           ===========     ==========   ===========

     Weighted average common shares outstanding                             24,261,091     24,261,091    24,261,091
                                                                           ===========     ==========   ===========

   The accompanying notes are an integral part of these financial statements.

               INTERACTIVE TECHNOLOGIES.COM, LTD. AND SUBSIDIARIES

                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                 For the Years Ended December 31, 1998 and 1997
                  and for the Three Months ended March 31, 1999

                                                  Additional     Retained
                                      Common        Paid-In      Earnings
                                       Stock        Capital      (Deficit)
                                    -----------   -----------   -----------
Balance December 31, 1996           $    23,761   $    45,739   ($    8,063)

     Net income                              --            --     1,287,056

     Distribution to shareholders            --            --    (2,148,543)
                                    -----------   -----------   -----------

Balance December 31, 1997                23,761        45,739      (869,550)

     Net income                              --            --     1,788,787

     Distribution to shareholders            --            --    (1,483,241)
                                    -----------   -----------   -----------

Balance December 31, 1998                23,761        45,739      (564,004)

     Sale of common stock                   500       999,500            --

     Net income                              --            --       387,298

     Distribution to shareholders            --            --      (123,875)

                                    -----------   -----------   -----------
Balance March 31, 1999              $    24,261   $ 1,045,239   ($  300,581)
                                    ===========   ===========   ===========

The accompanying notes are an integral part of these financial statements.

               INTERACTIVE TECHNOLOGIES.COM, LTD. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                 For the Years Ended December 31, 1998 and 1997
                  and for the Three Months ended March 31, 1999

                                                                Three Months
                                                               Ended March 31,     Year Ended December 31,
                                                               ---------------   --------------------------
                                                                     1999            1998           1997
                                                                 -----------     -----------    -----------
Cash flows from operating activities
        Net income                                               $   387,298     $ 1,788,787    $ 1,287,056
        Adjustments to reconcile net income to net cash
          provided by operating activities
              Depreciation                                            10,089          29,623         18,890
              Minority interest                                       27,664              --             --
              Increase (decrease) in deferred income                (469,064)       (318,934)       680,284
              (Increase) in accounts receivable                       (1,245)         (8,611)            --
              Increase in income tax payable                          59,000              --             --
              Increase in accounts payable                            12,750          81,479            733
                                                                 -----------     -----------    -----------
                   Total adjustments                                (360,806)       (216,443)       699,907
                                                                 -----------     -----------    -----------

              Net cash provided by operating activities               26,492       1,572,344      1,986,963
                                                                 -----------     -----------    -----------

Cash flows from investing activities
        Purchase of property and equipment                           (12,813)       (105,228)        (2,106)
                                                                 -----------     -----------    -----------

Cash flows from financing activities
        Increase (decrease) in shareholder loan payable               23,000              --         (5,442)
        Sale of common stock                                         434,800              --             --
        Distributions to shareholders                               (123,875)     (1,483,241)    (2,148,543)

                                                                 -----------     -----------    -----------
             Net cash provided (used) by financing activities        333,925      (1,483,241)    (2,153,985)
                                                                 -----------     -----------    -----------

Increase (decrease) in cash                                          347,604         (16,125)      (169,128)

Cash-beginning                                                        14,300          30,425        199,553
                                                                 -----------     -----------    -----------

Cash-end                                                         $   361,904     $    14,300    $    30,425
                                                                 ===========     ===========    ===========

The accompanying notes are an integral part of these financial statements.

               Interactive Technologies.Com, Ltd. and Subsidiaries

                   Notes to Consolidated Financial Statements

 Years Ended December 31, 1998 and 1997, and Three Months Ended March 31, 1999

Note 1. Public Entity

      On February 26, 1999 a public shell corporation was acquired by three privately held operating companies. Its name was changed to Interactive Technologies.Com, Ltd. The owners of the private companies received 89.5% of Interactive Technologies.Com, Ltd. in exchange for 80% of their stock in the private companies. The transaction was accounted for as a reverse acquisition, which is a capital transaction and not a business combination. Accordingly, the recorded assets, liabilities, and operations of the private companies were carried forward at their historical amounts. Equity has been restated to give effect to the transaction for all periods.

Note 2. Summary of Significant Accounting Policies

Basis of Presentation

      The Balance Sheet at December 31, 1998 includes only the three privately held companies, without effect of the reverse acquisition described in Note 1.

Principles of Consolidation

      The consolidated financial statements include the Company and all subsidiaries. All intercompany accounts and transactions have been eliminated in the consolidation.

      Minority interest reflects 20% of the net income from date of the reverse acquisition.

Use of Estimates

      Use of estimates and assumptions by management is required in the preparation of financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates and assumptions.

Property and Equipment

      Property and equipment is recorded at cost. Depreciation is computed using the straight-line method over the five year estimated useful lives of the assets.

Earnings Per Share

      Earnings per share is calculated by dividing net income by the weighted average number of shares outstanding during the period.

               Interactive Technologies.Com, Ltd. and Subsidiaries

                   Notes to Consolidated Financial Statements

 Years Ended December 31, 1998 and 1997, and Three Months Ended March 31, 1999

Year 2000 Compliance

      The Company believes it is year 2000 compliant.

Note 3. Business Segments

      The Company operates three business units. The first unit supplies a variety of money saving benefits and services to the membership of its clients . The second unit allows businesses quick, inexpensive, instant access to hosting web sites on the internet. The third unit is a Visa/MasterCard merchant service provider, check and debit card processing, and a credit card gateway service for internet e-commerce credit card transactions.

                                    1999           1998           1997
                                    ----           ----           ----

      Revenues
        Unit 1                  $   974,924    $ 3,416,821    $ 2,882,085
        Unit 2                       76,760         89,259         28,390
        Unit 3                       85,077        548,626        388,162
                                -----------    -----------    -----------
            Total               $ 1,136,761    $ 4,054,706    $ 3,298,637
                                ===========    ===========    ===========

      Operating income (loss)
        Unit 1                  $   614,156    $ 2,047,005    $ 1,395,780
        Unit 2                     (134,380)      (265,661)       (75,581)
        Unit 3                       (5,814)         7,443        (33,143)
                                -----------    -----------    -----------
            Total               $   473,962    $ 1,788,787    $ 1,287,056
                                ===========    ===========    ===========

      The Company has one customer whose sales represent a significant portion of revenue for unit 1. Sales to this customer was 62% in 1997, 42% in 1998, and 72% in 1999 of unit 1.

Note 4. Commitments and Other Matters

      Operating Lease-On April 15, 1999 the Company entered into a 10 year lease for office space. The following summarizes the future minimum lease payments under this noncancelable operating lease: for 1999 is $71,400; 2000 is $224,200; 2001 is $229,200; 2002 is $234,500; 2003 is $239,900; 2004 is $245,500; 2005 is
$251,200; 2006 is $257,100; 2007 is $263,200; 2008 is $269,500, and 2009 is
$78,600.

      Payroll tax payable-The public shell, at the date of the reverse acquisition, had a payroll tax liability of $137,000 from discontinued operations. This liability was assumed by the seller of the public shell and was paid subsequent to March 31, 1999.

               Interactive Technologies.Com, Ltd. and Subsidiaries

                   Notes to Consolidated Financial Statements

 Years Ended December 31, 1998 and 1997, and Three Months Ended March 31, 1999

Note 4. Income Tax

      Prior to the reverse acquisition, the privately held companies were S Corporations under the Internal Revenue Code. Accordingly, they were not responsible for payment of Income Taxes. Due to this, the effective tax rate for 1999 was only 12%.

      If the privately held companies were conventional corporations under the Internal Revenue Code, management is of the opinion that all distributions would have been paid as salary, and accordingly, there would have been no taxable income.

      At March 31, 1999, there are no items that give rise to deferred income taxes.

Note 5. Shareholders' Equity

      There are 4,000,000 authorized shares of $.001 par value preferred stock. No shares are outstanding at March 31, 1999.

      On or about March 1, 1999, the Company sold 500,000 shares of its common stock, at $2 per share, pursuant to Rule 504 of Regulation D under the United States Securities Act of 1933. Subsequent to March 31, 1999, all subscriptions were collected.

Interactive Technologies.com, Inc.
Balance Sheet

                                                      September      September
                                                         1999           1998
                                                         ----           ----
ASSETS                                                      (Unaudited)
CURRENT ASSETS
          Cash and cash equivalents                  $   167,175    $    46,069
          Accounts Receivable                          1,519,198             --
          Other current assets                           188,142         25,051
                                                     -----------    -----------
                    Total current assets               1,874,515         71,120
                                                     -----------    -----------

FIXED ASSETS
          Equipment - net                                132,097        113,790
                                                     -----------    -----------

                    Total fixed assets                   132,097        113,790
                                                     -----------    -----------
                    Total Assets                     $ 2,006,612    $   184,910
                                                     ===========    ===========

LIABILITIES AND OWNERS' EQUITY
CURRENT LIABILITIES
          Accounts payable                           $   112,365         48,605
          Notes payable                                  326,079         74,895
                                                     -----------    -----------
                    Total current liabilities            438,444        123,500
NON-CURRENT LIABILITIES
          Other long-term liabilities                    151,667        967,527
                                                     -----------    -----------

                    Total liabilities                    590,111      1,091,027
                                                     -----------    -----------

STOCKHOLDERS' EQUITY
          Capital stock issued                            24,261          5,557
          Additional paid in capital                     975,017        262,152
          Retained earnings                              417,223     (1,173,826)
                                                     -----------    -----------
                                                       1,416,501       (906,117)
                                                     -----------    -----------
                    Total Liabilities and Equity     $ 2,006,612    $   184,910
                                                     ===========    ===========

   The accompanying notes are an integral part of these financial statements.

Interactive Technologies.com, Inc.
Income Statement

                                Nine Months Ended September 30,
                                -------------------------------
                                    1999               1998
                                    ----               ----
                                         (Unaudited)
SALES
Sales                           $ 4,854,936        $ 3,675,102
                                -----------        -----------

EXPENSES
Operating expenses                2,740,746          1,879,753
Direct Costs                        363,548            258,099
Depreciation                         23,180             20,585
Amortization                                                 0
                                -----------        -----------
                                  3,127,474          2,158,437
                                -----------        -----------

          Operating income        1,727,462          1,516,665
                                -----------        -----------

OTHER INCOME AND EXPENSES
Gain (loss) on sale of assets
Other (net)                        (238,712)                 0
                                -----------        -----------
                                   (238,712)                 0
                                -----------        -----------
          Net income              1,488,750          1,516,665
                                ===========        ===========

The accompanying notes are an integral part of these financial statements.

Interactive Technologies.com, Inc.
Statement of Cash Flows

                                                    Nine Months Ended September 30,
                                                    -------------------------------
                                                        1999               1998
                                                        ----               ----
                                                              (Unaudited)
Cash provided from operations
Net earnings (loss)                                 $ 1,488,750          1,516,665
Depreciation expense                                     23,180             20,585

                                                    -----------        -----------

Net cash provided from (used by) operations           1,511,930          1,537,250
                                                    -----------        -----------

Cash provided from (used by) operating activities
Accounts Receivable                                  (1,510,587)                 0
Other current assets                                   (188,142)           (25,051)
Accounts payable                                       (450,975)            37,887
Long term liabilities                                   151,667            181,007

                                                    -----------        -----------

Net cash provided from (used by) operations            (486,107)         1,731,093
                                                    -----------        -----------

Investment transaction Increases (Decreases)
Purchases of equipment                                  (39,795)           (94,498)
Net proceeds from issuance of common stock              423,853         (1,624,691)
                                                    -----------        -----------

Net cash used by (from) investment transactions         384,058         (1,719,189)
                                                    -----------        -----------

Financing transaction Increases (Decreases)
Notes payable                                           254,924              3,740

                                                    -----------        -----------

Net cash from (used by) financing transactions          254,924              3,740
                                                    -----------        -----------

Net increase (decrease) in cash                         152,875             15,644

Cash at beginning of period                              14,300             30,425
                                                    -----------        -----------

Cash at end of period                               $   167,175        $    46,069
                                                    ===========        ===========

The accompanying notes are an integral part of these financial statements.

               INTERACTIVE TECHNOLOGIES.COM, LTD. AND SUBSIDIARIES

                SELECTED NOTES TO CONDENSED FINANCIAL STATEMENTS
         The information as of September 30, 1999 and 1998 is unaudited

Note 1. Public Entity

      On February 26, 1999 a public shell corporation was acquired by three privately held operating companies. Its name was changed to Interactive Technologies.Com, Ltd. The owners of the private companies received 89.5% of Interactive Technologies.Com, Ltd. in exchange for 80% of their stock in the private companies. The transaction was accounted for as a reverse acquisition, which is a capital transaction and not a business combination. Accordingly, the recorded assets, liabilities, and operations of the private companies were carried forward at their historical amounts. Equity has been restated to give effect to the transaction for all periods.

Note 2. Summary of Significant Accounting Policies

Principles of Consolidation

      The consolidated financial statements include the Company and all subsidiaries. All intercompany accounts and transactions have been eliminated in the consolidation.

      Minority interest reflects 20% of the net income from date of the reverse merger.

Use of Estimates

      Use of estimates and assumptions by management is required in the preparation of financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates and assumptions.

Property and Equipment

      Property and equipment is recorded at cost. Depreciation is computed using the straight-line method over the five year estimated useful lives of the assets.

Earnings Per Share

      Earnings per share is calculated by dividing net income by the average number of shares outstanding during the period.

Year 2000 Compliance

      The Company believes it is year 2000 compliant, although the Company operations are dependent on others.

               INTERACTIVE TECHNOLOGIES.COM, LTD. AND SUBSIDIARIES

                SELECTED NOTES TO CONDENSED FINANCIAL STATEMENTS
         The information as of September 30, 1999 and 1998 is unaudited

Note 3. Commitments and Other Matters

      Long-Term Operating Lease-On April 15, 1999 the Company entered into a 10 year lease for office space. The following summarizes the estimated future minimum lease payments under this noncancelable operating lease: for 1999 is $71,400; 2000 is $224,200; 2001 is $229,200; 2002 is $234,500; 2003 is $239,900;
years thereafter is $1,365,100.

      Payroll tax payable-The public shell, at the date of the reverse acquisition, had a payroll tax liability from previously discontinued operations. Subsequent to September 30, 1999, these taxes were paid by the seller of the public shell.

Note 4. Income Tax

      Prior to the reverse acquisition, the privately held companies were S Corporations under the Internal Revenue Code. Accordingly, they were not responsible for payment of Income Taxes. Due to this, the effective tax rate for 1999 was 30%.

      If the privately held companies were conventional corporations under the Internal Revenue Code, management is of the opinion that all distributions would have been paid as salary, and accordingly, there would have been no taxable income.

      At September 30, 1999, there are no items that give rise to deferred income taxes.

Note 5. Shareholders' Equity

      There are 4,000,000 authorized shares of $.001 par value preferred stock. No shares are outstanding at September 30, 1999.

      On March 1, 1999, the Company sold 500,000 shares of its common stock at $2 per share, pursuant to Rule 504 of Regulation D under the United States Securities Act of 1933. Subsequent to September 30, 1999, all subscriptions were collected.

                                    PART III

Item 1. Index to Exhibits

The exhibits listed in the accompanying index are filed as part of this Registration Statement.

Exhibit
Number                                Description
------                                -----------

2.1         Certificate of Incorporation, as Amended

2.2         By-laws

3.1         Specimen stock certificate of common stock

3.2         1999 Stock Option Plan (the "Plan")

3.3         Form of Option issuable under the Plan.

6.1         Employment agreement between the Company and William R. Becker

6.2         Employment agreement between the Company and Matthew Cohen

6.3         Delray Lease

6.4         Coral Springs Lease

6.5 Lease dated the 28th day of October 1991 between Mass Mutual Life Insurance Co. and Express Financial Corporation

21          The Company's Subsidiaries

27.1        Financial Data Schedule

27.2        Financial Data Schedule

                                   SIGNATURES

      Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 23, 1999            Interactive Technologies.Com, Ltd.


                                    By: /s/ William R. Becker
                                        --------------------------------
                                        William R. Becker, President and
                                          Chief Executive Officer


                                       30